Exhibit 99.2

Management’s Discussion and Analysis
for the quarter ended June 29, 2013

The following interim Management Discussion and Analysis (MD&A) provides a review of the significant developments and issues that impacted Tembec’s financial performance during its third fiscal quarter ended June 29, 2013. The MD&A should be read in conjunction with the interim consolidated financial statements for the period ended June 29, 2013, and the audited consolidated financial statements and annual MD&A for the fiscal year ended September 29, 2012, included in the Company’s Financial Report. Financial data has been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). All financial references are stated in Canadian dollars, unless otherwise noted. All references to quarterly information relate to Tembec’s fiscal quarters. Adjusted EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-IFRS financial measures. As they have no standardized meaning prescribed by IFRS, they may not be comparable to similar measures presented by other companies. Non-IFRS financial measures are described in the Definitions section on the last page of the MD&A.

The interim MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect” and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in the MD&A is as at August 1, 2013, the date of filing in conjunction with the Company’s press release announcing its results for the third fiscal quarter. Disclosure contained in this document is current to that date, unless otherwise stated.

CONSOLIDATED RESULTS

	Quarterly Results ($ millions)
	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sep 12	Dec 12	Mar 13	Jun 13	Sep 13
Sales	401	407	415	443	376	407	399	-
Freight and other deductions	53	57	59	63	50	54	54	-
Lumber export taxes	2	3	1	1	1	-	1	-
Cost of sales	316	326	311	337	286	310	296	-
SG&A	18	18	18	20	19	19	18	-
Share-based compensation	-	1	(1)	(1)	1	-	-	-
Adjusted EBITDA	12	2	27	23	19	24	30	-
Depreciation & amortization	12	10	11	13	11	9	9	-
Other items	2	(5)	2	51	1	23	4	-
Operating earnings (loss)	(2)	(3)	14	(41)	7	(8)	17	-
Interest, foreign exchange & other	10	10	7	14	7	6	6	-
Exchange loss (gain) on long-term debt	(2)	(6)	8	(13)	4	6	11	-
Pre-tax loss	(10)	(7)	(1)	(42)	(4)	(20)	-	-
Income tax expense	6	7	4	5	6	6	4	-
Net loss	(16)	(14)	(5)	(47)	(10)	(26)	(4)	-

BUSINESS SEGMENTS

During the December 2012 quarter, the Company reorganized its internal reporting structure, which impacted segment disclosure included in the current period financial statements and MD&A. Prior to the change, the Company had reported the results of the Skookumchuck, BC, Northern Bleached Softwood Kraft (NBSK) pulp mill as part of the Specialty Cellulose and Chemical Pulp segment. Subsequent to the organizational change, the mill has been regrouped with the high-yield pulp mills in a new segment called Paper Pulp. The Specialty Cellulose and Chemical Pulp segment has been renamed Specialty Cellulose Pulp. Comparative prior period segment information has been restated in the interim financial statements to conform to the new presentation. The following summarizes fiscal 2012 quarterly and total year financial results of the two new segments that will be utilized as comparables in fiscal 2013.

	($ millions)
					TOTAL
	Dec 11	Mar 12	Jun 12	Sep 12	2012
Specialty Cellulose Pulp
Sales	123	133	124	127	507
Freight and other deductions	10	9	11	10	40
Cost of sales	84	91	91	86	352
SG&A	4	5	5	6	20
Adjusted EBITDA	25	28	17	25	95
Depreciation and amortization	2	2	3	4	11
Operating earnings	23	26	14	21	84

Paper Pulp
Sales	103	120	144	140	507
Freight and other deductions	20	25	29	31	105
Cost of sales	88	107	106	126	427
SG&A	2	1	3	1	7
Adjusted EBITDA	(7)	(13)	6	(18)	(32)
Depreciation and amortization	6	5	6	6	23
Other item - impairment of Chetwynd pulp mill	-	-	-	50	50
Operating loss	(13)	(18)	-	(74)	(105)

JUNE 2013 QUARTER VS MARCH 2013 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	March	June	Total	Price	Volume & Mix
	2013	2013	Variance	Variance	Variance
Forest Products	104	110	6	(1)	7
Specialty Cellulose Pulp	120	120	-	-	-
Paper Pulp	122	106	(16)	5	(21)
Paper	87	86	(1)	-	(1)
Corporate	2	2	-	-	-
	435	424	(11)	4	(15)
Less: Intersegment Sales	(28)	(25)	3
Sales	407	399	(8)

Sales decreased by $8 million as compared to the prior quarter. Currency had a small positive effect on pricing as the Canadian dollar averaged US $0.977, a 1.4% decline from US $0.991 in the prior quarter. Forest Products segment sales increased by $6 million due to higher lumber shipments. Specialty Cellulose Pulp segment sales were flat. Paper Pulp segment sales decreased by $16 million due to lower shipments, partially offset by higher prices. Paper segment sales decreased by $1 million due to lower shipments.

ADJUSTED EBITDA
$ millions	March	June	Total	Price	Cost & Volume
	2013	2013	Variance	Variance	Variance
Forest Products	7	7	-	(1)	1
Specialty Cellulose Pulp	14	19	5	-	5
Paper Pulp	4	3	(1)	5	(6)
Paper	5	6	1	-	1
Corporate	(6)	(5)	1	-	1
	24	30	6	4	2

Adjusted EBITDA increased by $6 million as compared to the prior quarter. The Forest Products segment adjusted EBITDA did not change. Specialty Cellulose Pulp segment adjusted EBITDA increased by $5 million due to lower costs. Paper Pulp segment adjusted EBITDA declined by $1 million due to higher costs, partially offset by higher prices. Paper segment adjusted EBITDA increased by $1 million as a result of lower costs.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	March	June	Total	EBITDA	Depreciation	Other Items
	2013	2013	Variance	Variance	Variance	Variance
Forest Products	5	5	-	-	-	-
Specialty Cellulose Pulp	11	15	4	5	(1)	-
Paper Pulp	(21)	(2)	19	(1)	-	20
Paper	4	6	2	1	1	-
Corporate	(7)	(7)	-	1	-	(1)
	(8)	17	25	6	-	19

The Company generated operating earnings of $17 million compared to an operating loss of $8 million in the prior quarter. In addition to the previously noted increase in adjusted EBITDA, other items also provided a positive variance. The prior quarter results included a $22 million impairment charge related to the Skookumchuck, BC, NBSK pulp mill. A more detailed explanation of segment variances is included in the analysis that follows.

JUNE 2013 QUARTER VS MARCH 2013 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	March	June
	2013	2013	Variance
Financial ($ millions)
Sales (1)	104	110	6

Freight and other deductions	10	10	-
Lumber export taxes	-	1	(1)
Cost of sales (1)	84	89	(5)
SG&A	3	3	-
Adjusted EBITDA	7	7	-
Depreciation and amortization	2	2	-
Operating earnings	5	5	-

Shipments
SPF lumber (mmbf)	171	188	17

Reference Prices
KD #2 & better delivered G.L. (US $ per mbf)	484	436	(48)
KD stud delivered G.L. (US $ per mbf)	426	438	12
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $7 million on sales of $110 million for the quarter ended June 29, 2013, compared to adjusted EBITDA of $7 million on sales of $104 million in the prior quarter. Sales increased by $6 million due to higher lumber shipments.

Market conditions were strong at the beginning of the quarter, but declined in May and June. US $ reference prices for random lumber decreased by US $48 per mbf while stud lumber increased by US $12 per mbf. This is a seasonally stronger period for stud lumber as the impact of the housing construction season is more pronounced on this grade of lumber. Currency was favourable as the Canadian dollar averaged US $0.977, a 1.4% decline from US $0.991 in the prior quarter. The net effect decreased sales and adjusted EBITDA by $1 million or $4 per mbf. Lumber shipments were equal to 83% of capacity versus 76% in the prior quarter. Sawmill costs decreased by $2 million. The summer months are seasonally higher productivity and lower cost periods.

During the June 2013 quarter, the Company incurred $340,000 of lumber export taxes, on shipments of lumber to the United States, up from $290,000 in the prior quarter. Lumber export taxes are payable based on the 2006 Softwood Lumber Agreement (SLA) between Canada and the United States. Applicable export tax rates may vary based on selling prices. During the June 2013 quarter, the Company incurred a tax of 0.9% on its lumber shipments, up from 0.8% in the prior quarter.

The Forest Products segment generated operating earnings of $5 million, unchanged from the prior quarter.

JUNE 2013 QUARTER VS MARCH 2013 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	March	June
	2013	2013	Variance
Financial ($ millions)
Sales - Pulp	95	93	(2)
Sales - Chemicals	25	27	2
	120	120	-

Freight and other deductions	9	11	(2)
Cost of sales	92	85	7
SG&A	5	5	-
Adjusted EBITDA	14	19	5

Depreciation and amortization	3	4	(1)
Operating earnings	11	15	4

Shipments
Specialty grades (000's tonnes)	47	45	(2)
Viscose grades (000's tonnes)	15	16	1
	62	61	(1)

Average prices
Specialty grades (C $ per tonne)	1,708	1,717	9
Viscose grades (C $ per tonne)	941	979	38

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $19 million on sales of $120 million for the quarter ended June 29, 2013, compared to adjusted EBITDA of $14 million on sales of $120 million in the prior quarter.

Demand for specialty grades was flat while US and euro prices were relatively unchanged quarter-over-quarter. However, with the Canadian dollar weakening by 1.4% versus the US dollar, Canadian dollar equivalent pricing increased by $9 per tonne. While viscose grade pricing improved, this market remains oversupplied and prices remain relatively low. Overall, pricing was favourable, improving adjusted EBITDA by $1 million. Mill manufacturing costs were unchanged quarter-over-quarter. The current quarter cost of sales was reduced by $1 million due to a favourable net realizable value increase on the carrying values of viscose grade finished goods inventories. This is the opposite of the prior quarter when cost of sales had absorbed a charge of $1 million related to the net realizable value of viscose grade inventories. Higher profitability in Chemicals increased adjusted EBITDA by $1 million. Finished goods inventories of pulp were at approximately 41 days of supply at the end of June 2013, unchanged from the end of the prior quarter.

The Specialty Cellulose Pulp segment generated operating earnings of $15 million compared to operating earnings of $11 million in the prior quarter. The previously noted increase in adjusted EBITDA accounted for the higher operating earnings.

JUNE 2013 QUARTER VS MARCH 2013 QUARTER

SEGMENT RESULTS – PAPER PULP

	March	June
	2013	2013	Variance
Financial ($ millions)
Sales (1)	122	106	(16)

Freight and other deductions	24	20	4
Cost of sales (1)	92	81	11
SG&A	2	2	-
Adjusted EBITDA	4	3	(1)

Depreciation and amortization	3	3	-
Other item - impairment of Skookumchuck pulp mill	22	-	22
Other item - loss on sale of Skookumchuck pulp mill	-	2	(2)
Operating loss	(21)	(2)	19

Shipments
NBSK pulp (000's tonnes)	75	33	(42)
High-yield pulp (000's tonnes)	113	125	12
Internal (000's tonnes)	16	16	-
Total	204	174	(30)

Reference Prices
NBSK - delivered China (US $ per tonne)	678	700	22
BEK - delivered China (US $ per tonne)	677	705	28
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated adjusted EBITDA of $3 million on sales of $106 million for the quarter ended June 2013, compared to adjusted EBITDA of $4 million on sales of $122 million in the prior quarter. The $16 million decrease in sales was due to lower shipments of Northern Bleached Softwood Kraft (NBSK) pulp, partially offset by higher shipments of high-yield pulp. In May 2013, the Company completed the sale of its remaining NBSK mill located in Skookumchuck, BC. During the most recent quarter, the mill generated sales of $23 million and adjusted EBITDA of $3 million. In the prior quarter, the mill had generated sales of $50 million and adjusted EBITDA of $6 million.

Market conditions for paper pulp remained relatively weak although demand was stable. The benchmark price (delivered China) for NBSK increased by US $22 per tonne while reference prices for bleached eucalyptus kraft (BEK) increased by US $28 per tonne. Currency was also positive as the Canadian dollar averaged US $0.977, a 1.4% decline from US $0.991 in the prior quarter. Overall, average paper pulp prices increased by $29 per tonne, improving adjusted EBITDA by $5 million. Paper pulp shipments were equal to 98% of capacity, unchanged from the prior quarter. Manufacturing costs increased by $3 million, primarily for energy at the NBSK mill and chemicals at the two high-yield pulp mills. Adjusted EBITDA was also negatively impacted by $4 million due to a volume variance associated with lower shipments of NBSK pulp. Paper Pulp inventories were at 23 days of supply at the end of June 2013, as compared to 24 days at the end of March 2013.

The Paper Pulp segment generated an operating loss of $2 million compared to an operating loss of $21 million in the prior quarter. The prior quarter results include a $22 million impairment charge related to the Skookumchuck, BC, NBSK pulp mill. The current quarter results include a loss of $2 million related to the sale of the Skookumchuck pulp mill.

JUNE 2013 QUARTER VS MARCH 2013 QUARTER

SEGMENT RESULTS – PAPER

	March	June
	2013	2013	Variance
Financial ($ millions)
Sales	87	86	(1)

Freight and other deductions	11	13	(2)
Cost of sales	68	65	3
SG&A	3	2	1
Adjusted EBITDA	5	6	1

Depreciation and amortization	1	-	1
Operating earnings	4	6	2

Shipments
Coated bleached board (000's tonnes)	44	45	1
Newsprint (000's tonnes)	59	55	(4)
Total	103	100	(3)

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,090	1,123	33
Newsprint - 48.8 gram East Coast
(US $ per tonne)	615	607	(8)

The Paper segment generated adjusted EBITDA of $6 million on sales of $86 million for the quarter ended June 2013, compared to adjusted EBITDA of $5 million on sales of $87 million in the prior quarter. Lower newsprint shipments led to the $1 million decrease in sales.

In terms of markets, coated bleached board improved slightly. The newsprint market weakened due to continued lower North American demand combined with the restart of previously idled capacity. The US $ reference prices for coated bleached board increased by US $33 per short ton while the US $ reference price for newsprint declined by US $8 per tonne. Currency was positive as the Canadian dollar averaged US $0.977, a 1.4% decrease from US $0.991 in the prior quarter. The net effect was a small increase in average coated bleached board price, increasing adjusted EBITDA by $1 million. Coated bleached board shipments were equal to 102% of capacity as compared to 97% in the prior quarter. The shipment to capacity percentage for newsprint was 91%, compared to 99% in the prior quarter. Manufacturing costs were relatively unchanged quarter-over-quarter with lower energy costs offset by higher fiber and freight costs.

The Paper segment generated operating earnings of $6 million, compared to operating earnings of $4 million in the prior quarter. The previously noted increase in adjusted EBITDA contributed to the higher operating earnings.

JUNE 2013 QUARTER VS MARCH 2013 QUARTER

SEGMENT RESULTS – CORPORATE

	March	June
	2013	2013
Financial ($ millions)
General and administrative expenses	6	5
Share-based compensation	-	-
Other items:
Custodial - idled facilities	1	2
Operating expenses	7	7

The Company recorded a negligible expense for share-based compensation in the current quarter and in the prior quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the change in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $2 million in the most recent quarter compared to $1 million in the prior quarter.

JUNE 2013 QUARTER VS MARCH 2013 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	March	June
	2013	2013
Interest on debt	10	11
Capitalized interest	(2)	(2)
Foreign exchange items	(1)	(2)
Employee future benefits	(2)	(2)
Bank charges and other	1	1
	6	6

There were no significant interest expense variances quarter-over-quarter. The expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. Capitalized interest relates primarily to the large capital project currently under construction at the Temiscaming, QC, specialty cellulose mill. Foreign exchange items are primarily caused by gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case in the last two quarters, gains are generated. The credit for employee future benefits results from the anticipated return on plan assets exceeding the amount of obligation accretion.

TRANSLATION OF FOREIGN DEBT

During the June 2013 quarter, the Company recorded a loss of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.984 to US $0.951.

During the March 2013 quarter, the Company recorded a loss of $6 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.004 to US $0.984.

INCOME TAXES

During the June 2013 quarter, the Company recorded an income tax expense of $4 million on “nil” earnings before income taxes. The income tax expense reflected a $4 million unfavourable variance versus an anticipated “nil” income tax expense based on the Company’s effective tax rate of 26.3% . The higher corporate tax rates applicable to the Company’s French operations generated an unfavourable variance of $1 million. The non-deductible portion of the exchange loss on the translation of foreign debt also generated an unfavourable variance of $1 million.

During the March 2013 quarter, the Company recorded an income tax expense of $6 million on a loss before income taxes of $20 million. The income tax expense reflected an $11 million unfavourable variance versus an anticipated income tax recovery of $5 million based on the Company’s effective tax rate of 26.3% . The March 2013 quarter absorbed an $8 million unfavourable variance related to period losses for which no deferred tax asset was recognized. The higher corporate tax rates applicable to the Company’s French operations generated an unfavourable variance of $2 million.

JUNE 2013 QUARTER VS MARCH 2013 QUARTER

NET LOSS

The Company generated a net loss of $4 million or $0.04 per share for the quarter ended June 29, 2013. This compares to a net loss of $26 million or $0.26 per share for the quarter ended March 30, 2013. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	March 30, 2013		June 29, 2013
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(26)	(0.26)	(4)	(0.04)
Specific items (after-tax):
Loss on translation of foreign debt	5	0.05	9	0.09
Impairment - Skookumchuck pulp mill	16	0.16	-	-
Loss on sale of Skookumchuck pulp mill	-	-	1	0.01
Costs for permanently idled facilities	1	0.01	1	0.01
Unrecognized deferred tax assets on above items	7	0.07	2	0.02
Net earnings excluding specific items - not in accordance with IFRS	3	0.03	9	0.09

COMPREHENSIVE EARNINGS

The following table summarizes the impact of items affecting the reported total comprehensive earnings during the last two quarters:

	$ millions
	March	June
	2013	2013
Net loss	(26)	(4)
Foreign currency translation gain (loss) on foreign operations	(2)	8
Employee future benefit gain	63	30
Total comprehensive earnings	35	34

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by changes in the end of period exchange rates. During the June 2013 quarter, the currency translation of the French operations generated a gain of $8 million. During the March 2013 quarter, the currency translation of the French operations generated a loss of $2 million.

During the June 2013 quarter, the Company recognized a gain of $30 million relating to the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 4.14% to 4.48%, thereby reducing estimated future obligations by $41 million. This was partially offset by the actual return on plan assets being $11 million below the expected return. During the March 2013 quarter, the Company recognized a gain of $63 million relating to the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 3.69% to 4.14%, thereby reducing estimated future obligations by $42 million. As well, the actual return on plan assets exceeded the expected return by $21 million.

JUNE 2013 QUARTER VS JUNE 2012 QUARTER

CONSOLIDATED SUMMARY

SALES
$ millions	June	June	Total	Price	Volume & Mix
	2012	2013	Variance	Variance	Variance
Forest Products	86	110	24	11	13
Specialty Cellulose Pulp	124	120	(4)	2	(6)
Paper Pulp	144	106	(38)	5	(43)
Paper	86	86	-	(3)	3
Corporate	4	2	(2)	-	(2)
	444	424	(20)	15	(35)
Less: Intersegment Sales	(29)	(25)	4
Sales	415	399	(16)

Sales decreased by $16 million from the same quarter a year ago. Currency was a positive factor as the Canadian dollar averaged US $0.977, a 1.4% decrease from US $0.991 in the year ago quarter. Forest Products segment sales increased by $24 million as a result of higher shipments and prices. Specialty Cellulose Pulp segment sales decreased by $4 million due to lower shipments. Paper Pulp segment sales declined by $38 million due to lower shipments. Paper segment sales were flat, with higher shipments offset by lower prices.

ADJUSTED EBITDA
$ millions	June	June	Total	Price	Cost & Volume
	2012	2013	Variance	Variance	Variance
Forest Products	(2)	7	9	11	(2)
Specialty Cellulose Pulp	17	19	2	2	-
Paper Pulp	6	3	(3)	5	(8)
Paper	9	6	(3)	(3)	-
Corporate	(3)	(5)	(2)	-	(2)
	27	30	3	15	(12)

Adjusted EBITDA increased by $3 million from the prior year quarter. Forest Products segment adjusted EBITDA improved by $9 million from the prior year quarter due to higher prices. Specialty Cellulose Pulp segment adjusted EBITDA increased by $2 million due to higher prices. Paper Pulp segment adjusted EBITDA decreased by $3 million due to higher costs, partially offset by higher prices. Paper segment adjusted EBITDA decreased by $3 million due to lower prices.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	June	June	Total	EBITDA	Depreciation	Other Items
	2012	2013	Variance	Variance	Variance	Variance
Forest Products	(4)	5	9	9	-	-
Specialty Cellulose Pulp	14	15	1	2	(1)	-
Paper Pulp	-	(2)	(2)	(3)	3	(2)
Paper	9	6	(3)	(3)	-	-
Corporate	(5)	(7)	(2)	(2)	-	-
	14	17	3	3	2	(2)

The Company generated operating earnings of $17 million compared to operating earnings of $14 million in the same quarter a year ago. The previously noted increase in adjusted EBITDA led to the increase in operating earnings. The impairment and sale of the Skookumchuck pulp mill reduced depreciation expense by $3 million. The Paper Pulp segment also absorbed a $2 million loss on the sale of the pulp mill in the June 2013 quarter. A more detailed explanation of segment variances is included in the analysis that follows.

JUNE 2013 QUARTER VS JUNE 2012 QUARTER

SEGMENT RESULTS – FOREST PRODUCTS

	June	June
	2012	2013	Variance
Financial ($ millions)
Sales (1)	86	110	24

Freight and other deductions	8	10	(2)
Lumber export taxes	1	1	-
Cost of sales (1)	76	89	(13)
SG&A	3	3	-
Adjusted EBITDA	(2)	7	9

Depreciation and amortization	2	2	-
Operating earnings (loss)	(4)	5	9

Shipments
SPF lumber (mmbf)	165	188	23

Reference Prices
KD #2 & better delivered G.L. (US $ per mbf)	392	436	44
KD stud delivered G.L. (US $ per mbf)	387	438	51
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $7 million on sales of $110 million. This compares to negative adjusted EBITDA of $2 million on sales of $86 million in the comparable quarter of the prior year. Higher lumber prices and shipments increased sales by $19 million. Higher shipments of wood chips generated the balance of the increase.

Demand for SPF lumber improved with shipments equal to 83% of capacity, as compared to 72% in the year ago quarter. US $ reference prices for random lumber increased by US $44 per mbf while the reference price for stud lumber was up US $51 per mbf. Currency was also favourable as the Canadian dollar averaged US $0.977, a 1.4% decline from US $0.991 in the prior year quarter. As a result, the average selling price of SPF lumber increased by $59 per mbf, increasing adjusted EBITDA by $11 million. Cost of sales for the sawmills increased by $3 million, primarily for fibre.

During the June 2013 quarter, the Company incurred $340,000 of lumber export taxes on shipments of lumber from its Eastern sawmills to the United States, down from $1,210,000 in the prior year quarter. The effective tax rate was 0.9% versus 5.1% in the year ago quarter. The higher selling prices for SPF lumber led to a lower export tax rate.

The Forest Products segment generated operating earnings of $5 million, as compared to an operating loss of $4 million in the prior year quarter. The previously noted increase in adjusted EBITDA generated the improvement in operating results.

JUNE 2013 QUARTER VS JUNE 2012 QUARTER

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	June	June
	2012	2013	Variance
Financial ($ millions)
Sales - Pulp	98	93	(5)
Sales - Chemicals	26	27	1
	124	120	(4)

Freight and other deductions	11	11	-
Cost of sales	91	85	6
SG&A	5	5	-
Adjusted EBITDA	17	19	2

Depreciation and amortization	3	4	(1)
Operating earnings	14	15	1

Shipments
Specialty grades (000's tonnes)	52	45	(7)
Viscose grades (000's tonnes)	10	16	6
	62	61	(1)

Average prices
Specialty grades (C $ per tonne)	1,672	1,717	45
Viscose grades (C $ per tonne)	1,114	979	(135)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $19 million on sales of $120 million. This compares to adjusted EBITDA of $17 million on sales of $124 million in the year ago quarter. The $5 million decline in pulp sales was due to lower shipments of specialty grade pulp, partially offset by increased shipments of viscose grade pulp.

Demand for specialty grades was weaker than in the prior year quarter. Despite weaker market conditions, US dollar and euro prices were relatively unchanged. The $45 per tonne improvement in Canadian dollar prices was largely due to currency as the Canadian dollar weakened by 1.4% versus the US dollar and 3.0% versus the euro. However, this increase was offset by a $135 per tonne decrease in viscose grade prices. The 6,000 tonne increase in viscose grade shipments was not due to increased demand, but rather to lower demand for specialty grades. The viscose market remains oversupplied and prices have weakened considerably since 2011. Overall, pricing was unchanged and did not cause a variance in adjusted EBITDA. Mill manufacturing costs decreased by $3 million, primarily for energy and maintenance material at the Tartas mill. Adjusted EBITDA was negatively impacted by $3 million due to a mix variance associated with shipping lower volumes of specialty grade pulp and higher volumes of viscose grade pulp. Higher profitability in Chemicals increased adjusted EBITDA by $1 million.

The Specialty Cellulose Pulp segment generated operating earnings of $15 million compared to operating earnings of $14 million in the comparable quarter of the prior year. The previously noted increase in adjusted EBITDA led to the higher operating earnings.

JUNE 2013 QUARTER VS JUNE 2012 QUARTER

SEGMENT RESULTS – PAPER PULP

	June	June
	2012	2013	Variance
Financial ($ millions)
Sales (1)	144	106	(38)

Freight and other deductions	29	20	9
Cost of sales (1)	106	81	25
SG&A	3	2	1
Adjusted EBITDA	6	3	(3)

Depreciation and amortization	6	3	3
Other item - loss on sale of Skookumchuck pulp mill	-	2	(2)
Operating earnings (loss)	-	(2)	(2)

Shipments
NBSK pulp (000's tonnes)	57	33	(24)
High-yield pulp (000's tonnes)	164	125	(39)
Internal (000's tonnes)	20	16	(4)
Total	241	174	(67)

Reference Prices
NBSK - delivered China (US $ per tonne)	690	700	10
BEK - delivered China (US $ per tonne)	667	705	38
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated adjusted EBITDA of $3 million on sales of $106 million. This compares to adjusted EBITDA of $6 million on sales of $144 million in the year ago quarter. The $38 million decrease in sales was caused by lower shipments of pulp. The Chetwynd, BC, high-yield pulp mill did not operate during the June 2013 quarter. In the prior year quarter, the mill had shipped 48,500 tonnes and had recorded sales of $28 million. In May 2013, the Company completed the sale of its remaining NBSK mill located in Skookumchuck, BC. During the most recent quarter, the mill generated sales of $23 million and adjusted EBITDA of $3 million. In the prior year quarter, the mill had generated sales of $43 million and adjusted EBITDA of $2 million.

The reference price for NBSK pulp increased by US $10 per tonne. While the reference price for BEK increased by US $38 per tonne, the increase in high-yield pulp prices was a more modest US $17 per tonne. Currency was a positive factor as the Canadian dollar averaged US $0.977, a 1.4% decline from the year ago quarter. Overall, Canadian dollar prices improved by $29 per tonne increasing adjusted EBITDA by $5 million. Paper pulp shipments were equal to 98% of capacity as compared to 90% in the prior year quarter. The prior year percentage includes the capacity of the Chetwynd high-yield pulp mill. Mill level manufacturing costs increased by $1 million. In the prior year quarter, the high-yield pulp mills had benefited from an $8 million reduction to cost of sales related to a positive net realizable value adjustment on the carrying values of finished goods pulp inventories. The current quarter benefited from a favourable net realizable value adjustment of $1 million.

The Paper Pulp segment generated an operating loss of $2 million compared to nil operating earnings in the comparable quarter of the prior year. The current quarter includes a $2 million loss related to the sale of the Skookumchuck pulp mill.

JUNE 2013 QUARTER VS JUNE 2012 QUARTER

SEGMENT RESULTS – PAPER

	June	June
	2012	2013	Variance
Financial ($ millions)
Sales	86	86	-

Freight and other deductions	11	13	(2)
Cost of sales	63	65	(2)
SG&A	3	2	1
Adjusted EBITDA	9	6	(3)

Depreciation and amortization	-	-	-
Operating earnings	9	6	(3)

Shipments
Coated bleached board (000's tonnes)	43	45	2
Newsprint (000's tonnes)	53	55	2
Total	96	100	4

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,130	1,123	(7)
Newsprint - 48.8 gram East Coast
(US $ per tonne)	640	607	(33)

The Paper segment generated adjusted EBITDA of $6 million on sales of $86 million. This compares to adjusted EBITDA of $9 million on sales of $86 million in the same quarter a year ago. Higher shipments offset lower selling prices and the total dollar value of sales was unchanged.

In terms of markets, coated bleached board was relatively stable. Newsprint was weaker due to a combination of lower North American demand and the restart of previously idled capacity. The US $ reference price for coated bleached board declined by US $7 per short ton while the reference price for newsprint declined by US $33 per tonne. Currency was favourable as the Canadian dollar declined by 1.4% from US $0.991 to US $0.977. The net effect was that pricing for newsprint declined, reducing adjusted EBITDA by $3 million. Coated bleached board shipments were equal to 102% of capacity as compared to 96% in the year ago quarter. Newsprint shipment to capacity was 91% compared to 87% in the prior year quarter. Costs were unchanged quarter-over-quarter.

The Paper segment generated operating earnings of $6 million, compared to $9 million in the prior year quarter. The previously noted drop in adjusted EBITDA led to the lower operating earnings.

JUNE 2013 QUARTER VS JUNE 2012 QUARTER

SEGMENT RESULTS – CORPORATE

	June	June
	2012	2013
Financial ($ millions)
General and administrative expenses	4	5
Share-based compensation	(1)	-
Other items:
Custodial - idled facilities	2	2
Operating expenses	5	7

The Company recorded a negligible expense for share-based compensation in the current quarter, compared to a $1 million credit in the year ago quarter. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plan consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $2 million in the most recent quarter, unchanged from the year ago quarter.

JUNE 2013 QUARTER VS JUNE 2012 QUARTER

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	June	June
	2012	2013
Interest on debt	10	11
Interest income	(1)	-
Capitalized interest	-	(2)
Foreign exchange items	(2)	(2)
Employee future benefits	-	(2)
Bank charges and other	-	1
	7	6

There were no significant interest expense variances quarter-over-quarter. The interest expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. The increase in capitalized interest is related to the Temiscaming, QC, specialty cellulose project. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case in both June quarters, gains are generated. The credit for employee future benefits results from the anticipated return on plan assets exceeding the amount of obligation accretion.

TRANSLATION OF FOREIGN DEBT

During the June 2013 quarter, the Company recorded a loss of $11 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.984 to US $0.951.

During the June 2012 quarter, the Company recorded a loss of $8 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.001 to US $0.976.

INCOME TAXES

During the June 2013 quarter, the Company recorded an income tax expense of $4 million on “nil” earnings before income taxes. The income tax expense reflected a $4 million unfavourable variance versus an anticipated “nil” income tax expense based on the Company’s effective tax rate of 26.3% . The higher corporate tax rates applicable to the Company’s French operations generated an unfavourable variance of $1 million. The non-deductible portion of the exchange loss on the translation of foreign debt also generated an unfavourable variance of $1 million.

During the June 2012 quarter, the Company recorded an income tax expense of $4 million on a loss before income taxes of $1 million. The income tax expense reflected a $4 million unfavourable variance versus an anticipated nil income tax expense based on the Company’s effective tax rate of 26.3% . The June 2012 quarter absorbed a $4 million unfavourable variance related to period losses for which no deferred tax asset was recognized. The higher corporate tax rates applicable to the Company’s French operations generated an unfavourable variance of $1 million. The non-deductible portion of the exchange loss on the translation of foreign debt generated an unfavourable variance of $1 million.

JUNE 2013 QUARTER VS JUNE 2012 QUARTER

NET LOSS

The Company generated a net loss of $4 million or $0.04 per share for the quarter ended June 29, 2013, compared to a net loss of $5 million or $0.05 per share for the quarter ended June 23, 2012. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Quarter ended		Quarter ended
	June 23, 2012		June 29, 2013
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(5)	(0.05)	(4)	(0.04)
Specific items (after-tax):
Loss on translation of foreign debt	7	0.07	9	0.09
Loss on sale of Skookumchuck pulp mill	-	-	1	0.01
Costs for permanently idled facilities	2	0.02	1	0.01
Unrecognized deferred tax asset on above items	1	0.01	2	0.02
Net earnings excluding specific items - not in accordance with IFRS	5	0.05	9	0.09

COMPREHENSIVE EARNINGS (LOSS)

The following table summarizes the impact of items affecting the reported total comprehensive earnings (loss) during the June 2013 quarter and the comparable period a year ago:

	$ millions
	June	June
	2012	2013
Net loss	(5)	(4)
Foreign currency translation gain (loss) on foreign operations	(5)	8
Employee future benefit gain	-	30
Total comprehensive earnings (loss)	(10)	34

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During the June 2013 quarter, the currency translation of the French operations generated a gain of $8 million. In the June 2012 quarter, the currency translation of the French operations generated a loss of $4 million. The currency translation of the U.S. operations generated a loss of $1 million.

During the June 2013 quarter, the Company recognized a gain of $30 million relating to the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 4.14% to 4.48%, thereby reducing estimated future obligation by $41 million. This was partially offset by the actual return on plan assets being $11 million below the expected return. There were no employee future benefit gains or losses in the prior year period.

NINE MONTH ENDED JUNE 2013 VS NINE MONTHS ENDED JUNE 2012

CONSOLIDATED SUMMARY

SALES
$ millions	June	June	Total	Price	Volume & Mix
	2012	2013	Variance	Variance	Variance
Forest Products	324	315	(9)	44	(53)
Specialty Cellulose Pulp	380	343	(37)	(3)	(34)
Paper Pulp	367	345	(22)	1	(23)
Paper	250	251	1	(11)	12
Corporate	8	8	-	-	-
	1,329	1,262	(67)	31	(98)
Less: Intersegment Sales	(106)	(80)	26
Sales	1,223	1,182	(41)

Sales decreased by $41 million as compared to the same period a year ago. Currency was not a significant factor as the Canadian dollar averaged US $0.992, a 0.3% increase from US $0.989 in the prior year period. Forest Products segment sales decreased by $9 million as a result of lower shipments, partially offset by higher prices. Specialty Cellulose Pulp segment sales decreased by $37 million due primarily to lower shipments. Paper Pulp segment sales decreased by $22 million due to lower shipments. Paper segment sales increased by $1 million due to higher shipments, partially offset by lower prices.

ADJUSTED EBITDA
$ millions	June	June	Total	Price	Cost & Volume
	2012	2013	Variance	Variance	Variance
Forest Products	(24)	16	40	44	(4)
Specialty Cellulose Pulp	70	51	(19)	(3)	(16)
Paper Pulp	(14)	7	21	1	20
Paper	23	17	(6)	(11)	5
Corporate	(14)	(18)	(4)	-	(4)
	41	73	32	31	1

Adjusted EBITDA increased by $32 million from the prior year nine-month period. Forest Products segment adjusted EBITDA improved by $40 million from the prior year period due to higher prices. Specialty Cellulose Pulp segment adjusted EBITDA decreased by $19 million due to higher costs and lower prices. Paper Pulp segment adjusted EBITDA improved by $21 million due to lower costs. Paper segment adjusted EBITDA decreased by $6 million because of lower prices, partially offset by lower costs.

OPERATING EARNINGS (LOSS)
				Adjusted
$ millions	June	June	Total	EBITDA	Depreciation	Other Items
	2012	2013	Variance	Variance	Variance	Variance
Forest Products	(10)	10	20	40	2	(22)
Specialty Cellulose Pulp	63	41	(22)	(19)	(3)	-
Paper Pulp	(31)	(28)	3	21	6	(24)
Paper	22	15	(7)	(6)	(1)	-
Corporate	(35)	(22)	13	(4)	-	17
	9	16	7	32	4	(29)

The Company generated operating earnings of $16 million compared to operating earnings of $9 million in the same period a year ago. The previously noted increase in adjusted EBITDA was partially offset by a $29 million unfavourable variance in other items. In the prior year period, the Company had sold its two BC sawmills and had recorded a gain of $24 million. This was partially offset by a $16 million charge relating to the impairment of a loan receivable. In the nine-month period ended June 2013, the Paper Pulp segment absorbed a $22 million impairment charge related to the Skookumchuck, BC, NBSK pulp mill and a subsequent $2 million loss was also recorded when the mill was sold in May 2013. A more detailed explanation of segment variances is included in the analysis that follows.

NINE MONTH ENDED JUNE 2013 VS NINE MONTHS ENDED JUNE 2012

SEGMENT RESULTS – FOREST PRODUCTS

	June	June
	2012	2013	Variance
Financial ($ millions)
Sales (1)	324	315	(9)

Freight and other deductions	32	29	3
Lumber export taxes	6	2	4
Cost of sales (1)	299	259	40
SG&A	11	9	2
Adjusted EBITDA	(24)	16	40

Depreciation and amortization	8	6	2
Other item - gain on sale of BC sawmills	(24)	-	(24)
Other item - loss on sale/closure of flooring operations	2	-	2
Operating earnings (loss)	(10)	10	20

Shipments
SPF lumber (mmbf) - East	470	550	80
SPF lumber (mmbf) - West	171	-	(171)
Total	641	550	(91)

Reference Prices
KD #2 & better delivered G.L. (US $ per mbf)	359	449	90
KD stud delivered G.L. (US $ per mbf)	339	413	74
(1) Includes intersegment sales eliminated on consolidation

The Forest Products segment generated adjusted EBITDA of $16 million on sales of $315 million. This compares to negative adjusted EBITDA of $24 million on sales of $324 million in the comparable nine-month period of the prior year. The sale of the Company’s two BC sawmills at the end of the March 2012 quarter had a significant impact on sales. The sawmills had shipped 171 million board feet of lumber in the prior year period and had generated lumber, chip and by-product revenues of $79 million. Sales also decreased by $9 million due to the divestiture of the hardwood flooring operations in November 2011. Higher SPF lumber prices and shipments from the Company’s Eastern sawmills increased sales by $78 million, partially offsetting the previously noted decreases.

Demand for SPF lumber improved with Eastern lumber shipments equal to 81% of capacity, as compared to 69% in the year ago period. US $ reference prices for random lumber increased by US $90 per mbf while the reference price for stud lumber was up US $74 per mbf. Currency was relatively unchanged as the Canadian dollar averaged US $0.992, a 0.3% increase from US $0.989 in the comparable nine-month period a year ago. The average selling price of SPF lumber increased by $80 per mbf, increasing adjusted EBITDA by $44 million. Cost of manufacturing for the Eastern sawmills increased by $2 million, primarily for fibre.

During the nine-month period ended June 2013, the Company incurred $2 million of lumber export taxes on shipments of lumber from its Eastern sawmills to the United States, down from $3 million in the prior year nine-month period. The effective tax rate was 1.7% versus 5.5% in the year ago period. The prior year period also included $3 million of export taxes for Western sawmill lumber shipments to the United States.

The Forest Products segment generated operating earnings of $10 million, as compared to an operating loss of $10 million in the prior year period. The previously noted improvement in adjusted EBITDA accounted for the improvement in operating results. In the prior year period, the Company sold its two BC sawmills and recorded a gain of $24 million. The Company also sold its Toronto, Ontario, flooring plant and announced the closure of its Huntsville, Ontario, flooring plant. The combined effect was a charge of $2 million.

NINE MONTH ENDED JUNE 2013 VS NINE MONTHS ENDED JUNE 2012

SEGMENT RESULTS – SPECIALTY CELLULOSE PULP

	June	June
	2012	2013	Variance
Financial ($ millions)
Sales - Pulp	306	269	(37)
Sales - Chemicals	74	74	-
	380	343	(37)

Freight and other deductions	30	27	3
Cost of sales	266	250	16
SG&A	14	15	(1)
Adjusted EBITDA	70	51	(19)

Depreciation and amortization	7	10	(3)
Operating earnings	63	41	(22)

Shipments
Specialty grades (000's tonnes)	158	139	(19)
Viscose grades (000's tonnes)	34	35	1
	192	174	(18)

Average prices
Specialty grades (C $ per tonne)	1,651	1,693	42
Viscose grades (C $ per tonne)	1,316	967	(349)

The Specialty Cellulose Pulp segment generated adjusted EBITDA of $51 million on sales of $343 million. This compares to adjusted EBITDA of $70 million on sales of $380 million in the year ago period. The $37 million decline in pulp sales was due to lower shipments of specialty grades as well as lower prices for viscose grades.

Demand for specialty grades was weaker than in the prior year nine-month period even though realized Canadian dollar prices increased by $42 per tonne. However, this increase was more than offset by a $349 per tonne decrease in viscose grade prices. The latter market has weakened considerably since 2011. Overall, pricing was lower and reduced adjusted EBITDA by $7 million. Mill manufacturing costs increased by $6 million, primarily for chemicals and under-absorption of fixed costs as the two mills have produced 6% fewer tonnes in the current nine-month period. Adjusted EBITDA was also negatively impacted by $8 million due to a volume variance associated with lower shipments of specialty grade pulp.

The Specialty Cellulose Pulp segment generated operating earnings of $41 million compared to operating earnings of $63 million in the comparable nine-month period of the prior year. The previously noted decline in adjusted EBITDA led to the lower operating earnings.

NINE MONTH ENDED JUNE 2013 VS NINE MONTHS ENDED JUNE 2012

SEGMENT RESULTS – PAPER PULP

	June	June
	2012	2013	Variance
Financial ($ millions)
Sales (1)	367	345	(22)

Freight and other deductions	74	67	7
Cost of sales (1)	301	265	36
SG&A	6	6	-
Adjusted EBITDA	(14)	7	21

Depreciation and amortization	17	11	6
Other item - impairment and sale of Skookumchuck pulp mill	-	24	(24)
Operating loss	(31)	(28)	3

Shipments
NBSK pulp (000's tonnes)	147	164	17
High-yield pulp (000's tonnes)	416	372	(44)
Internal (000's tonnes)	58	47	(11)
Total	621	583	(38)

Reference Prices
NBSK - delivered China (US $ per tonne)	697	680	(17)
BEK - delivered China (US $ per tonne)	606	670	64
(1) Includes intersegment sales eliminated on consolidation

The Paper Pulp segment generated adjusted EBITDA of $7 million on sales of $345 million. This compares to negative adjusted EBITDA of $14 million on sales of $367 million in the year ago period. The $22 million decrease in sales was caused by lower shipments of high-yield pulp. The Chetwynd, BC, high-yield pulp mill did not operate in the first nine months of fiscal 2013, reducing sales by 130,000 tonnes. This was partially offset by increased shipments from the Company’s two other high-yield pulp mills.

The reference price for NBSK declined by US $17 per tonne. While the reference price for BEK increased by US $64 per tonne, the increase in high-yield pulp prices was a more modest US $15 per tonne. Currency was relatively unchanged as the Canadian dollar averaged US $0.992, a 0.3% increase from US $0.989 in the comparable nine-month period a year ago. Overall, Canadian dollar prices increased by $2 per tonne increasing adjusted EBITDA by $1 million. Paper pulp shipments were equal to 98% of capacity as compared to 77% in the prior year period. The prior year percentage includes the capacity of the Chetwynd, BC, high-yield pulp mill. Mill level manufacturing costs declined by $13 million, primarily at the Skookumchuck NBSK pulp mill. In the prior year period, the mill had absorbed costs related to 17 days of unplanned downtime due to problems associated with its recovery boiler. Profitability also improved due to the closure of the Chetwynd high-yield pulp mill, which generated negative adjusted EBITDA of $8 million in the year ago period.

The Paper Pulp segment generated an operating loss of $28 million compared to an operating loss of $31 million in the comparable nine-month period of the prior year. The impairment and sale of the Skookumchuck pulp mill was the primary cause of the $6 million decline in depreciation expense. The previously noted improvements in adjusted EBITDA and depreciation expense were partially offset by a $22 million impairment charge related to the Skookumchuck, BC, NBSK, pulp mill and a subsequent $2 million loss recorded when the mill was sold in May 2013.

NINE MONTH ENDED JUNE 2013 VS NINE MONTHS ENDED JUNE 2012

SEGMENT RESULTS – PAPER

	June	June
	2012	2013	Variance
Financial ($ millions)
Sales	250	251	1

Freight and other deductions	33	35	(2)
Cost of sales	185	191	(6)
SG&A	9	8	1
Adjusted EBITDA	23	17	(6)

Depreciation and amortization	1	2	(1)
Operating earnings	22	15	(7)

Shipments
Coated bleached board (000's tonnes)	121	128	7
Newsprint (000's tonnes)	160	167	7
Total	281	295	14

Reference Prices
16 pt. Coated bleached board (US $ per short ton)	1,137	1,108	(29)
Newsprint - 48.8 gram East Coast
(US $ per tonne)	640	621	(19)

The Paper segment generated adjusted EBITDA of $17 million on sales of $251 million. This compares to adjusted EBITDA of $23 million on sales of $250 million in the same nine-month period a year ago. The $1 million increase in sales was due to higher shipments, offset by lower prices.

In terms of markets, coated bleached board was relatively stable. Newsprint was weaker due to a combination of lower North American demand and the restart of previously idled capacity. The US $ reference price for coated bleached board declined by US $29 per short ton while the reference price for newsprint dropped by US $19 per tonne. Currency was relatively unchanged as the Canadian dollar averaged US $0.992, a 0.3% increase from US $0.989 in the comparable nine-month period a year ago. The combined effect was that overall pricing for both products declined, reducing adjusted EBITDA by $11 million. Coated bleached board shipments were equal to 95% of capacity as compared to 90% in the year ago period. Newsprint shipment to capacity was 93% compared to 89% in the prior year period. Costs provided a partial offset to the lower prices, declining by $5 million over the year ago period. Favourable variances were generated in energy costs, productivity and overhead costs.

The Paper segment generated operating earnings of $15 million compared to operating earnings of $22 million in the prior year period. The previously noted decrease in adjusted EBITDA led to the lower operating earnings.

NINE MONTH ENDED JUNE 2013 VS NINE MONTHS ENDED JUNE 2012

SEGMENT RESULTS – CORPORATE

	June	June
	2012	2013
Financial ($ millions)
General and administrative expenses	14	17
Share-based compensation	-	1
Other items:
Custodial - idled facilities	9	6
Sale of BC office	-	(2)
Impairment of loan receivable	16	-
Gain on sale of minority equity investment	(4)	-
Operating expenses	35	22

The Company recorded a $1 million charge for share-based compensation in the current period, compared to a negligible amount in the year ago period. Senior executives currently participate in a long-term incentive plan which entitles participants to potentially receive units that are equal in value to one common share. The units have a defined vesting period and are subject to performance conditions that ultimately determine the amount of units that vest and are earned by plan participants. Non-executive members of the board of directors receive a portion of their fees in the form of “Deferred Share Units” (DSU). The DSUs vest at specified dates. The period credit/expense for the share-based compensation plans consists of normal periodic variation in the number of units based on anticipated or normal vesting and the changes in the value of the Company’s share price.

The Corporate segment’s “other items” include expenses relating to several permanently idled facilities. The costs relate to custodial, site security, legal and remediation activities. These “legacy” costs totalled $6 million in the most recent nine-month period, compared to $9 million in the year ago period. The current period also includes a gain of $2 million relating to the sale of the Cranbrook, BC, office. The prior year period results include a $16 million charge relating to the impairment of a loan receivable. The nine-month period ended June 2012 also includes a gain of $4 million generated by the sale of a minority equity interest in two dissolving pulp mills.

NINE MONTH ENDED JUNE 2013 VS NINE MONTHS ENDED JUNE 2012

INTEREST, FOREIGN EXCHANGE AND OTHER

The following table summarizes interest, foreign exchange and other expenses by component:

	$ millions
	June	June
	2012	2013
Interest on debt	27	32
Interest income	(1)	-
Capitalized interest	(1)	(6)
Foreign exchange items	-	(3)
Employee future benefits	-	(6)
Bank charges and other	2	2
	27	19

The interest expense relates primarily to interest on the US $305 million 11.25% senior secured notes maturing in December 2018. In the prior nine-month period, the amount of outstanding notes was US $255 million for the first five months. The increase in capitalized interest was caused by the Temiscaming specialty cellulose project. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar weakens versus the US dollar, as was the case in the most recent nine-month period, gains are generated. The credit for employee future benefits results from the anticipated return on plan assets exceeding the amount of obligation accretion.

TRANSLATION OF FOREIGN DEBT

During the nine-month period ended June 2013, the Company recorded a loss of $21 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $1.017 to US $0.951.

During the nine-month period ended June 2012, the Company did not record a gain or a loss on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.971 to US $0.976.

INCOME TAXES

During the nine-month period ended June 2013, the Company recorded an income tax expense of $16 million on a loss before income taxes of $24 million. The income tax expense reflected a $22 million unfavourable variance versus an anticipated income tax recovery of $6 million based on the Company’s effective tax rate of 26.3% . The nine-month period ended June 2013 absorbed a $12 million unfavourable variance related to period losses for which no deferred tax asset was recognized. Based on past financial performance, deferred income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that future realization of these assets is probable. The higher corporate tax rates applicable to the Company’s French operations generated an unfavourable variance of $5 million.

During the nine-month period ended June 2012, the Company recorded an income tax expense of $17 million on a loss before income taxes of $18 million. The income tax expense reflected a $22 million unfavourable variance versus an anticipated income tax recovery of $5 million based on the Company’s effective tax rate of 26.3% . The nine-month period ended June 2012 absorbed a $16 million unfavourable variance related to period losses for which no deferred tax asset was recognized. The higher corporate tax rates applicable to the Company’s French operations generated an unfavourable variance of $4 million.

NINE MONTH ENDED JUNE 2013 VS NINE MONTHS ENDED JUNE 2012

NET LOSS

The Company generated a net loss of $40 million or $0.40 per share for the nine-month period ended June 29, 2013, compared to a net loss of $35 million or $0.35 per share for the nine-month period ended June 23, 2012. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by IFRS. The table below contains the gain or loss on translation of foreign debt, which is a recurring item. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gain/loss tax treatment and is not tax-affected at regular business income rates.

	Nine months ended		Nine months ended
	June 23, 2012		June 29, 2013
	$ millions	$ per share	$ millions	$ per share
Net loss as reported - in accordance with IFRS	(35)	(0.35)	(40)	(0.40)
Specific items (after-tax):
Loss on translation of foreign debt	-	-	18	0.18
Impairment of Temlam loan receivable	14	0.14	-	-
Sale of minority equity investment	(4)	(0.04)	-	-
Sale/closure of hardwood flooring plants	2	0.02	-	-
Gain on sale of BC sawmills	(18)	(0.18)	-	-
Impairment and sale of Skookumchuck pulp mill	-	-	17	0.17
Gain on sale of BC office	-	-	(1)	(0.01)
Costs for permanently idled facilities	7	0.07	4	0.04
Unrecognized deferred tax asset (liability) on above items	(2)	(0.02)	10	0.10
Net earnings (loss) excluding specific items - not in accordance with IFRS	(36)	(0.36)	8	0.08

COMPREHENSIVE EARNINGS (LOSS)

The following table summarizes the impact of items affecting the reported total comprehensive earnings (loss) during the nine-month period ended June 2013 and the comparable period a year ago:

	$ millions
	June	June
	2012	2013
Net loss	(35)	(40)
Foreign currency translation gain (loss) on foreign operation	(10)	12
Employee future benefit gain	-	93
Total comprehensive earnings (loss)	(45)	65

Comprehensive items include gains or losses related to the currency translation of the assets and liabilities of the Company’s French and U.S. operations. The gains or losses are generated by the changes in the end of period exchange rates. During the nine-month period ended June 2013, the currency translation of the French operations generated a gain of $13 million, partially offset by a loss of $1 million relating to U.S. operations. In the prior year period, the currency translation of the French operations generated a loss of $10 million.

During the nine-month period ended June 2013, the Company recognized a gain of $93 million relating to the estimated net obligation for employee future benefits. The average discount rate applied to estimate the present value of future obligations increased from 3.69% to 4.48%, thereby reducing estimated future obligations by $83 million. As well, the actual return on plan assets for the first nine months of the fiscal year exceeded the expected return by $10 million. There were no employee future benefit gains or losses in the prior year period.

SELECTED QUARTERLY INFORMATION

Selected quarterly information for the eight most recently completed fiscal quarters is disclosed below.

	$ millions (except as otherwise noted)
	Sept 11	Dec 11	Mar 12	Jun 12	Sept 12	Dec 12	Mar 13	June 13
Sales	421	401	407	415	443	376	407	399
Adjusted EBITDA	19	12	2	27	23	19	24	30
Depreciation and amortization	12	12	10	11	13	11	9	9
Other items	2	2	(5)	2	51	1	23	4
Operating earnings (loss)	5	(2)	(3)	14	(41)	7	(8)	17
Net loss	(17)	(16)	(14)	(5)	(47)	(10)	(26)	(4)
Basic and fully diluted net loss per share ($)	(0.17)	(0.16)	(0.14)	(0.05)	(0.47)	(0.10)	(0.26)	(0.04)
Comprehensive earnings (loss)	(83)	(21)	(14)	(10)	(86)	(4)	35	34

FINANCIAL POSITION

	($ millions)
	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sept 12 .	Dec 12	Mar 13	Jun 13	Sept 13
Cash flow from operations before working capital changes	2	(16)	16	11	(1)	11	16	-
Less:
Additions to property, plant and equipment	23	28	24	45	34	26	30	-
Interest on debt	8	9	10	11	11	10	10	-
Free cash flow (negative)	(29)	(53)	(18)	(45)	(46)	(25)	(24)	-

Cash Flow – Operations

Cash flow from operations before working capital changes in the first nine months of fiscal 2013 was $26 million, compared to $2 million in the same period a year ago. After allowing for capital expenditures of $90 million and interest on debt of $31 million, free cash flow in the first nine months of fiscal 2013 was negative $95 million compared to negative $100 million in the prior year. In the first nine months of fiscal 2013, non-cash working capital items used $9 million.

Capital Expenditures

During the first nine months of fiscal 2013, capital expenditures totalled $90 million compared to $75 million in the same period a year ago. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its facilities. The higher level of capital expenditures relates to one relatively large capital project. In March 2012, the Company announced a major capital investment to upgrade its specialty cellulose mill in Temiscaming, Quebec. The project involves the replacement of three low-pressure boilers with a single new high-pressure boiler designed to burn waste sulphite liquor generated by the specialty cellulose manufacturing process. The project also includes the installation of a new 50-megawatt electrical turbine. The total estimated cost of the project is currently $235 million. During the first nine months of fiscal 2013, $54 million was spent on the project, bringing total cumulative project expenditures to $113 million.

FINANCIAL POSITION

The completion of the boiler portion of the project is scheduled for April 2014 and the start-up of the turbine should occur in September 2014. The Company anticipates that the Temiscaming specialty cellulose project will improve annual adjusted EBITDA by approximately $48 million. The improvement will include approximately $28 million of incremental electricity revenues, $7 million of operating and maintenance cost reduction and $13 million of productivity and margin enhancements associated with the production increase of 15,000 tonnes of specialty pulp per year.

The following table summarizes capital expenditures by segment:

Nine months ended	June	June
$ millions	2012	2013
Forest Products	8	3
Specialty Cellulose Pulp - Cogen project	28	54
Specialty Cellulose Pulp - Other	25	18
Paper Pulp	8	8
Paper	5	6
Corporate	1	1
	75	90

Liquidity

The Company has set an objective of maintaining a minimum liquidity of $135 million to $150 million. At the end of June 2013, the Company had total cash of $94 million plus unused operating lines of $43 million, for total liquidity of $137 million. At September 2012, the date of the last audited financial statements, the Company had net cash of $92 million and unused operating lines of $48 million. In addition, the Company has entered into two secured term loan facilities totalling $105 million to fund a portion of the Temiscaming Cogen project, of which $57 million was undrawn at the end of the June 2013 quarter. The Company is currently negotiating with its two project lenders to increase the amount of financing by $28 million, bringing it to $133 million in total. There remains an amount of $122 million to be spent over the next five quarters to complete the Temiscaming Cogen project. During this period, the Company’s liquidity will likely fall below its stated objective.

Liquidity is being negatively impacted by the significant contributions that are being made to fund defined benefit pension plans. The Province of Quebec has recently announced pension funding relief measures that will apply to calendar 2014 and 2015. The Company is currently attempting to obtain similar funding relief measures for certain Ontario registered plans.

The following table summarizes operating line availability and utilization:

Operating Lines
$ millions	September	December	March	June
	2012	2012	2013	2013
Borrowing base	187	170	196	173
Less: availability reserve	(23)	(19)	(22)	(21)
Net availability	164	151	174	152

Outstanding letters of credit	(48)	(48)	(47)	(52)
Amount drawn	(68)	(69)	(86)	(57)
Unused amount	48	34	41	43

FINANCIAL POSITION

In March 2011, the Company entered into a five-year $200 million ABL (asset-based loan) facility expiring in March 2016. On March 25, 2013, the Company disclosed that it had reached an agreement with existing ABL lenders to amend and extend the facility. The maturity date was extended by one year and is now set to expire in March 2017. The Company also negotiated a reduction of the aggregate revolving loan commitment from $200 million to $175 million and related adjustments to certain thresholds due to a reduction in the number of mills it operates. The ABL has a first priority charge over the receivables and inventories of the Company’s Canadian operations. The facility is subject to a permanent availability reserve of $15 million. This amount is increased to $25 million if the Company’s trailing 12-month adjusted EBITDA falls below $60 million. There is also a variable reserve, which totalled $6 million at the end of the June 2013 quarter.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements.

Long-term debt

	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sept 12	Dec 12	Mar 13	Jun 13	Sept 13
Net debt / total capitalization	34%	37%	40%	45%	50%	55%	52%	-
Adjusted EBITDA / interest on indebtedness (times)	1.5	0.4	2.9	2.2	1.9	2.4	3.0	-

In March 2012, the Company entered into a $75 million term loan facility to assist with the financing of the previously mentioned Temiscaming, Quebec, specialty cellulose project. The interest rate on the facility is 5.5% . The loan has a 15-year term consisting of a three-year construction or drawdown period followed by a 12-year amortization period. The term of the loan will be shortened by three years if the Company does not complete certain future capital expenditures at the Temiscaming specialty cellulose mill. The loan is secured by a second ranking charge on the project assets. The Company has also granted the lender a five-year option starting on the first loan disbursement date to acquire 3 million common shares of Tembec at a price of $7 per share. As at the end of June 2013, the Company had drawn $28 million on the facility. The Company is currently in discussions with the lender to increase the facility by $18 million, bringing it to $93 million in total. At time of writing, the Company had obtained a commitment letter from the lender and was actively negotiating an amended loan agreement. While the Company believes it will be successful in securing these additional funds, there can be no assurance that it will ultimately reach a satisfactory agreement with the lender at this time.

In June 2012, the Company entered into a $30 million term loan facility to assist with the financing of the previously noted specialty cellulose project in Temiscaming, Quebec. The interest rate on this loan will be the greater of 6.35% and the yield on equivalent terms Government of Canada bonds plus 4.25% at the date the funds are advanced. The loan will be reimbursed in blended monthly instalments over a period of eight years beginning approximately 24 months after the initial advance, with a “balloon” payment of $18 million to be repaid at the end of the ten-year term period. The loan is secured by a first ranking charge on the project assets. On July 12, 2012, the Company received $20 million representing the first tranche advanced under the facility. The interest rate on this tranche was set at 6.35% . The final $10 million tranche is scheduled to be advanced in the September 2013 quarter. The Company is currently in discussions with the lender to increase the facility by $10 million, bringing it to $40 million in total. At time of writing, the Company had obtained a commitment letter from the lender and was actively negotiating an amended loan agreement. While the Company believes it will be successful in securing these additional funds, there can be no assurance that it will ultimately reach a satisfactory agreement with the lender at this time.

The Company’s long-term objective is to maintain the net debt to total capitalization ratio at 40% or less. A strong balance sheet provides the Company with the ability to access capital markets at favourable rates. The net debt to total capitalization ratio of the Company was 52% as at June 29, 2013, as compared to 45% at the end of the prior fiscal year. The increase is due primarily to increased debt levels to finance the previously noted Temiscaming specialty cellulose project. The Company anticipates that the net debt to total capitalization ratio will remain in excess of its target until the Temiscaming project is completed and begins to generate the projected incremental adjusted EBITDA.

FINANCIAL POSITION

Credit Ratings

Moody’s Investors Service (Moody’s) has assigned a B3 rating to the senior secured notes and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) has assigned a CCC+ rating to the senior secured notes as well as the Company’s corporate credit rating. Moody’s has a “negative” outlook with respect to its rating. S&P has a “developing” outlook with respect to its rating.

CAPITAL STOCK INFORMATION

As at August 1, 2013, issued and outstanding capital shares consisted of 100,000,000 common shares (100,000,000 as at September 29, 2012). During the December 2012 quarter, the Company granted an option to acquire 3 million common shares of the Company at a price of $7 per share. The option expires on August 30, 2017.

INTERNAL CONTROLS OVER FINANCIAL REPORTING

During the quarter ended June 29, 2013, the Company did not make any changes to its internal controls over financial reporting that would have materially affected, or would likely materially affect, such controls.

OUTLOOK

Overall, the June 2013 quarterly results were in line with expectations. The sharp decline in lumber prices was offset by a weaker than forecast Canadian dollar. While the Company had anticipated a price correction in lumber, the US $100 per thousand board feet decline between April and June was larger than expected. The very high prices in March and April led to increased supply at a time when none was required. Pricing has recently stabilized and some modest improvement is expected in the coming quarters, supported by a continued gradual recovery in United States new home construction. Specialty Cellulose Pulp segment results continue to be negatively impacted by a relatively high percentage of viscose grade shipments. While pricing for specialty grades remained stable, demand has been softer than anticipated. We continue to assess the market with our customers and are adjusting our production plans accordingly. We anticipate that it will be one or two quarters before we see an increase in demand for specialty grades. Market conditions for viscose grade pulp remained weak. The latter market is currently under pressure as new capacity is exceeding demand growth. The Company will continue to maintain a relatively modest exposure of 30,000 to 40,000 tonnes per year to the viscose market. The Paper Pulp segment had positive results, but the market remains relatively soft with no clear direction. While we have seen the implementation of small increment price increases, we expect new capacity will cause this market to remain challenging. Paper segment results were unchanged despite declining newsprint prices. Recently restarted newsprint capacity combined with continued declining North American demand have had a predictable effect on prices. The Company continues with its capital expenditure program, with a strong emphasis on its two specialty cellulose mills. The cornerstone of the program is the high-pressure boiler and turbine currently under construction at the Temiscaming, Quebec, site. The project will materially improve the mill’s cost structure and margins. A total of $113 million has been spent on the Temiscaming specialty cellulose project to the end of the June 2013 quarter. During the quarter, the Company closed the sale of the Skookumchuck, BC, NBSK pulp mill for cash proceeds of $97 million. This represents a milestone in the ongoing transformation plan as the Company no longer owns or operates a chemical grade paper pulp facility.

FINANCIAL PERFORMANCE & OTHER DATA

		Fiscal 2012				Fiscal 2013
		Dec 11	Mar 12	Jun 12	Sep 12	Dec 12	Mar 13	Jun 13	Sep 13
Shares outstanding - end of quarter (millions)		100	100	100	100	100	100	100	-
Book value per share ($)		2.12	1.98	1.88	1.02	1.01	1.36	1.70	-
Foreign exchange:
1 C $ = US $	- average	0.977	0.998	0.991	1.003	1.009	0.991	0.977	-
	- period end	0.980	1.001	0.976	1.017	1.004	0.984	0.951	-

1 euro = US $	- average	1.350	1.309	1.286	1.250	1.297	1.319	1.307	-
	- period end	1.304	1.326	1.256	1.284	1.322	1.282	1.302	-

1 euro = C $	- average	1.382	1.312	1.298	1.246	1.286	1.332	1.337	-
	- period end	1.331	1.325	1.287	1.263	1.317	1.302	1.369	-

DEFINITIONS – NON-IFRS FINANCIAL MEASURES

The following summarizes non-IFRS financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

Adjusted EBITDA refers to earnings before interest, income taxes, depreciation, amortization and other items. Since the Company excludes “other items” such as gains and losses on significant asset disposals, restructuring charges and custodial costs for permanently idled facilities, it differs from EBITDA. Adjusted EBITDA does not have any standardized meaning according to IFRS. The Company defines adjusted EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings before depreciation, amortization and other items. The Company considers adjusted EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable financial measure is operating earnings or loss. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of adjusted EBITDA:

	$ millions
	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sep 12	Dec 12	Mar 13	Jun 13	Sep 13
Operating earnings (loss)	(2)	(3)	14	(41)	7	(8)	17	-
Depreciation and amortization	12	10	11	13	11	9	9	-
Other items	2	(5)	2	51	1	23	4	-
Adjusted EBITDA	12	2	27	23	19	24	30	-

Free cash flow refers to cash provided by operating activities before changes in non-cash working capital balances less interest expense and capital expenditures. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash, restricted cash and cash equivalents.

Total capitalization refers to net debt plus deferred income taxes, other long-term liabilities and credits, and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

	$ millions
	Fiscal 2012				Fiscal 2013
	Dec 11	Mar 12	Jun 12	Sep 12	Dec 12	(1)	Mar 13	(1)	Jun 13	Sep 13
Long-term debt	269	314	318	323	348		353		365	-
Net unamortized financing costs	13	11	12	13	16		16		17	-
Current portion of long-term debt	18	19	16	16	16		16		16	-
Operating bank loans / Bank indebtedness	48	69	68	68	69		86		57	-
Less: total cash	(86)	(127)	(101)	(92)	(57)		(35)		(94)	-
Net debt	262	286	313	328	392		436		361	-

Other long-term liabilities and credits	292	282	277	304	292		222		166	-
Shareholders' equity	212	198	188	102	101		136		170	-
Total capitalization	766	766	778	734	785		794		697	-

Net debt to total capitalization ratio	34%	37%	40%	45%	50%		55%		52%	-
(1) Ratio is calculated excluding "held for sale" reclassifications